September 13, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention:	Jay Mumford

Re:	Solar Power, Inc.
REGISTRATION STATEMENT ON FORM SB-2 (No. 333-140023)
ACCELERATION REQUEST
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Solar Power, Inc. (the “Company”) hereby requests that the effective date of its Registration Statement on Form SB-2 (File No. 333-140023) be accelerated so that the same will become effective at 1:00 p.m., Washington, D.C. Time, on Friday, September 14, 2007, or as soon thereafter as practicable.
The Company hereby acknowledges the following:
(i)     should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(ii)     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
(iii)     the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, Solar Power, Inc.
/s/ Glenn E. Carnahan
Glenn E. Carnahan, Chief Financial Officer

1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone (916) 745-0900 — Fax (916) 745-0999